gary b. wolff, p.c.                                             805 Third Avenue
Counselor At Law                                              Twenty First Floor
                                                        New York, New York 10022
                                                        Telephone:  212-644-6446
                                                        Facsimile:  212-644-6498
                                                  E-Mail:  wolffpc@attglobal.net







January 4, 2005



Via Federal Express
Mail Stop 0409
Karen J. Garnett, Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      ConsultAmerica, Inc.
         Registration Statement Form SB-2/A2
         File No.: 333-120253
         --------------------

Dear Ms. Garnett:

Enclosed is Amendment Two to the above Registration Statement. The changes are either made in response to staff comments on the First Amendment filing or represent an updating of material previously filed to reflect any developments in ConsultAmerica's business. The paragraph numbers below correspond to the numbered comments in your December 29, 2004 letter of comment.

Risk Factor No. 2
-----------------

1. We are filing an amendment to the Agreement between CONSULTAMERICA, its president and its counsel as Exhibit 10.2a which clarifies my agreement to defer fees.

Market for Securities
---------------------

2. In accordance with my telephone conversation with David Roberts on the date hereof, we have agreed to remove the words appearing in parenthesis which read "once we are eligible therefore" so as to avoid any possible confusion as to who may utilize Rule 144, i.e., Issuer's shareholders and not the Issuer.

Liquidity
---------

3.       We have reconciled the two estimates.

4. We have clarified our disclosure to indicate that there are no contracts or engagements in our backlog to enable us to meet obligations.

5. We have expanded and clarified the potential benefit that we envision as a result of our relationship with That Event Company, the entity to which we loaned $25,000.

gary b. wolff, p.c.
  Counselor At Law

Karen J. Garnett
Division of Corporate Finance
U.S. Securities and Exchange Commission
January 4, 2005
Page 2

Re:      ConsultAmerica, Inc.
         Registration Statement Form SB-2/A2
         File No.: 333-120253
         --------------------

Business
--------

6. We have described the work that we did for Titan Financial and Sundberg Communications.

Financial Statements
--------------------

7.       We have included the auditors' conformed signature.

8.       We have made the requested disclosure.

9. The amounts due to an officer differ on the Balance Sheet from the amounts reflected in the Statement of Cash Flows because the officer made loans to the Company amounting to $5,961 in periods prior to the earliest year reflected in the Statement of Cash Flows.

Exhibits
--------

32. We have added an amended Exhibit 10.2a in response to Comment 1.

As indicated to Mr. Roberts, the Issuer's audited August 31, 2004 financial statement will go stale on or about January 13, 2005 and accordingly, we request an expedited review and intend to file an acceleration request in the manner referred to in the Commissions December 29 2004 Comment Letter.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,



Gary B. Wolff
GBW:hk
Enclosures

cc:      ConsultAmerica, Inc.
         Sherb & Co., LLP